DIRECT DIAL: 212-451-2296
EMAIL: RBERENBLAT@OLSHANLAW.COM

March 18, 2009

BY EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel F. Duchovny, Esq.

Re:	Specialty Underwriters’ Alliance, Inc. Preliminary Proxy Statement on Schedule 14A Filed by Hallmark Financial Services, Inc.

Dear Mr. Duchovny:

The above-referenced Preliminary Proxy Statement was filed with the SEC on March 17, 2009.  Please contact Steve Wolosky at (212) 451-2333 or the undersigned at (212) 451-2296 if there are any questions or comments regarding this filing.

Very truly yours,

/s/ Ron S. Berenblat

Ron S. Berenblat